UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93

NIRE 353.001.861-33

NOTICE TO THE MARKET

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of art. 157, paragraph 4 of the Brazilian Corporations Law and Instruction CVM No. 358/02, informs to its shareholders and to the market in general that its Board of Directors approved, on this date (Jan, 16, 2020) the election of Mr. FLÁVIO HENRIQUE RIBEIRO e  Mr. VÍTOR FAGALI DE SOUZA for the  positions, respectively, of Business Management Vice President and Business Development Vice President, both with an unified term of office with the Executive Officers Board, starting at this date and ending at the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting.

Campinas, January 16, 2020.

YUEHUI PAN

Finance and Investors Relations Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 16, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.